AMC Networks Inc. (AMCX)
Voluntary submission by John Chevedden, P.O. Box 2673, Redondo Beach, California 90278
Shareholder, AMC Networks Inc.
Shareholder Alert
Do the AMCX directors deserve a “Withhold All” vote?

AMCX did not even let its shareholders cast a purely advisory vote on a 2019 shareholder proposal to transition to equal voting rights for each share of stock.
AMCX had the vast majority of pages in a file of 1400-pages at the Securities and Exchange Commission to oppose letting its its shareholders cast even a purely advisory vote on a proposed transition to equal voting right for each share of stock.
A key takeaway from 1400-pages is that the AMCX view on giving equal voting power for equal money invested in AMCX stock is unchangeable.
To see the 1400 page opposition file in regard to denying shareholders even a purely non-binding voice regarding equal voting right for each share of stock:
https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2019/steineramc042319-14a8.pdf

It could be that such strong opposition will means that the price of AMCX stock will not reach its full potential.
In 5-years the price of AMCX stock has declined from $59 to $54.
Shareholders who currently own AMCX stock can take into consideration the blind eye of the board (as evidenced in the 1400 page file in regard to equal voting right for each share of stock) if they plan to increasing their holdings of AMCX stock.
If AMCX gives some possibility that its shareholders could one day transition to equal voting right for each share of stock – it might increase the price of the stock.

Shareholders can consider whether they want to express their lack of support in regard to being denied an opportunity to cast a purely advisory vote on this important issue by casting a “Withhold All” vote in regard to the  directors.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*
*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.
Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote in regard to the directors by following the instructions provided in the management proxy mailing.